Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

CONTINUING CONNECTED TRANSACTION

RENEWED CLOUD SERVICES AND TECHNICAL SERVICES
FRAMEWORK AGREEMENT

Reference is made to the prospectus of the Company dated June 22, 2022, where it was disclosed that the Group entered into the Cloud Services and Technical Services Framework Agreement with Tencent Cloud, which will expire on December 31, 2024.

The Company hereby announces that, on December 19, 2024 (after trading hours), Tuya Information (a wholly-owned subsidiary of the Company) entered into the Renewed Cloud Services and Technical Services Framework Agreement with Tencent Cloud, pursuant to which Tencent Cloud shall provide the Group with cloud services and other cloud-related technical services including but not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and artificial intelligence and other products and services.

LISTING RULES IMPLICATIONS

As at the date of this announcement, Tencent (through the Class A Ordinary Shares held by Tencent Mobility Limited and the Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited) holds more than 10% of the voting rights of the Company, on the basis that each Share entitles the Shareholder to one vote per Share with respect to shareholder resolutions relating to the Reserved Matters, and is a substantial shareholder of the Company. As Tencent Cloud is a subsidiary of Tencent, Tencent Cloud is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules, thus the Renewed Cloud Services and Technical Services Framework Agreement and the transactions thereunder will constitute connected transactions under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) with respect to the annual caps for the transactions contemplated under the Renewed Cloud Services and Technical Services Framework Agreement will, on an annual basis, be more than 0.1% but less than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, the transactions contemplated under the Renewed Cloud Services and Technical Services Framework Agreement are subject to the annual review, reporting and announcement requirements but are exempt from the circular (including independent financial advice) and shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the prospectus of the Company dated June 22, 2022, where it was disclosed that the Group entered into the Cloud Services and Technical Services Framework Agreement with Tencent Cloud, which will expire on December 31, 2024.

The Company hereby announces that, on December 19, 2024 (after trading hours), Tuya Information (a wholly-owned subsidiary of the Company) entered into the Renewed Cloud Services and Technical Services Framework Agreement with Tencent Cloud, pursuant to which Tencent Cloud shall provide the Group with cloud services and other cloud-related technical services including but not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and artificial intelligence and other products and services.

RENEWED CLOUD SERVICES AND TECHNICAL SERVICES FRAMEWORK AGREEMENT

Date:	December 19, 2024

Parties:	(1)	Tuya Information; and

(2)	Tencent Cloud

Major terms and conditions:	Pursuant to the Renewed Cloud Services and Technical Services Framework Agreement, Tencent Cloud shall provide the Group with cloud services and other cloud-related technical services including but not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and artificial intelligence and other products and services.

Basis for determining the terms of the underlying agreements:	Tuya Information and Tencent Cloud agreed that the terms of each specific order under the Renewed Cloud Services and Technical Services Framework Agreement, including the scope of products and services involved, the payment and settlement terms, shall be set out in the relevant underlying agreement to be entered into between Tuya Information and Tencent Cloud.

Tuya Information and Tencent Cloud agree that the terms of each underlying agreement to be entered into pursuant to the Renewed Cloud Services and Technical Services Framework Agreement shall be consistent with the principles set out in the Renewed Cloud Services and Technical Services Framework Agreement and shall be based on commercial terms which are normal and no less favorable to us than terms offered to Independent Third Parties.

Pricing policy:	The services fees of cloud services and technical services contemplated under the Renewed Cloud Services and Technical Services Framework Agreement shall be determined on arm’s length basis between the Group and Tencent Group based on the fee rate set by Tencent Group published on its websites and with reference to the prevailing market prices. The service fee rates of the cloud services and technical services vary depending on exact type of services involved and are determined based on the factors including but not limited to bandwidth, size of data storage and servers.

Before entering into the underlying cloud services and technical services agreement, the Company will assess our business needs, collect and compare the fee rate proposed by Tencent Group with the fee rate proposed by other comparable service providers. In addition, the Company will take into account a number of factors, including but not limited to (i) the exact type of services involved; (ii) the quality, reliability and stability of cloud services and technical services of different service providers; and (iii) the service fee rate. The Company will compare the results and only purchase cloud services and technical services from Tencent Group when (i) the terms and conditions are fair and reasonable and no less favorable than those offered by other comparable service providers; and (ii) it is in the best interest of the Company and the Shareholders as a whole.

Term:	The Renewed Cloud Services and Technical Services Framework Agreement shall be effective from January 1, 2025 to December 31, 2027.

Historical amount of consideration and proposed annual caps	The historical amount of service fees charged for the cloud services and technical services under the Cloud Services and Technical Services Framework Agreement for the years ended December 31, 2022, 2023 and the six months ended June 30, 2024 was approximately RMB11.3 million, RMB9.7 million and RMB4.7 million respectively.

The proposed annual caps of the services fees for the transactions under the Renewed Cloud Services and Technical Services Framework Agreement payable by us to Tencent Cloud shall be RMB12.0 million, RMB12.0 million and RMB12.0 million for the years ending December 31, 2025, 2026 and 2027, respectively.

In arriving the proposed annual cap of the services fees above, the Group has considered the following factors:

(i)	the aforesaid historical transaction amounts under the Cloud Services and Technical Services Framework Agreement impacted by macroeconomic headwinds;

(ii)	the collaboration with Tencent Group due to its stable and cost-efficient services; and

(iii)	the expected consistent demand of the Group for the cloud services and technology services from Tencent Group for the years ending December 31, 2025, 2026 and 2027, primarily resulting from the ongoing stable growth of the Group’s business operations, the expansion of customers’ usage of IoT cloud development platform over time as compared to historical periods, the continuous development of additional features and functionalities to its PaaS offerings, and the potential growth of its IoT PaaS customers. As part of its broader infrastructure management, the Group is managing a diversified cloud service providers to ensure scalability and flexibility in response to evolving business needs. Consequently, as research and development activities increase and customer usage grows, the Group expects to incur steady expenses for cloud services and technical services to leverage Tencent Group’s cloud infrastructure in the forthcoming years as compared to the financial years ended December 31, 2022 to 2024, thereby enhancing the operational efficiency of its cloud- based services and supporting its continued business growth.

REASONS FOR AND BENEFIT OF ENTERING INTO THE RENEWED CLOUD SERVICES AND TECHNICAL SERVICES FRAMEWORK AGREEMENT

Tencent Group is a leading integrated services provider in the PRC which provides a wide range of reliable and cost-efficient cloud services and technical services. By making use of Tencent Group’s cloud computing infrastructure to enhance our cloud-based applications and technology capabilities, the Group is able to leverage the flexibility of cloud computing and support its business growth. Given that the Group has a strong demand for cloud services in its business, the Company believes that obtaining such outsourced services from Tencent Group as a leading integrated services provider is a cost-effective alternative to build all supporting technology infrastructure internally. The Group will be able to enhance its information technology efficiency, and in the meantime reduce unnecessary management resources and cost incurred from purchase of additional technology hardware and tools and recruitment of additional information technology and maintenance staff if the Group enters into the Renewed Cloud Services and Technical Services Framework Agreement to purchase the relevant services from Tencent Group.

The Directors (including all of the independent non-executive Directors) are of the view that the terms of the transaction contemplated under the Renewed Cloud Services and Technical Services Framework Agreement (including the proposed annual cap) are fair and reasonable; and that the transactions contemplated under the Renewed Cloud Services and Technical Services Framework Agreement are on normal commercial terms and in the ordinary and usual course of business of the Group, and is in the interests of the Company and its Shareholders as a whole.

No Director has any material interests or is required to abstain from voting on the Board resolutions for approving the Renewed Cloud Services and Technical Services Framework Agreement and the annual caps in relation thereto.

INTERNAL CONTROL MEASURES

In order to ensure that the terms for the continuing connected transaction contemplated under the Renewed Cloud Services and Technical Services Framework are fair and reasonable, and the transactions are carried out based on normal and no less favorable commercial terms and within the proposed annual caps, the Group has adopted the following internal control measures:

•	before entering into the relevant agreements for the continuing connected transaction, the relevant business department of the Company would report the relevant details of the potential continuing connected transaction to the legal department, the finance department and the company secretary. The Board (including the independent non-executive Directors) as well as the legal and finance departments would evaluate the relevant terms of the framework agreement, and ensure that the terms (including the pricing policy) for the potential continuing connected transactions are determined on arm’s length negotiation, fair and reasonable and on normal commercial terms and no less favorable by comparing to the terms available to or from Independent Third Parties for similar transactions; and

•	the Board, the legal department and the finance department closely monitor changes in the market price and costs of connected transactions on an ongoing basis, as well as the performance of the continuing connected transactions. They regularly review the actual transaction amount of the relevant transactions and ensure that the annual caps in relation to the continuing connected transactions would not be exceeded. Our independent non-executive Directors and the auditors of the Group would also conduct annual review of the continuing connected transactions in accordance with the Listing Rules.

GENERAL INFORMATION

The Company is an exempted company with limited liability incorporated in the Cayman Islands, and is a global leading cloud platform service provider with a mission to build a smart solutions developer ecosystem and enable everything to be smart. The Company has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including PaaS, SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Tuya Information is a limited liability company established under the laws of the PRC on December 5, 2014 and a subsidiary of our Company. It is principally engaged in PaaS, smart solutions, and SaaS and others business, and research and development activities.

Tencent Cloud is a limited liability company established in the PRC on October 21, 2010, which is a wholly-owned subsidiary of Tencent. Tencent Cloud is primarily engaged in the provision of information system integration services, IaaS, PaaS and SaaS solutions in the PRC. Tencent and its subsidiaries are principally engaged in the provision of Internet value-added services and online advertising services to users in the PRC.

LISTING RULES IMPLICATIONS

As at the date of this announcement, Tencent (through the Class A Ordinary Shares held by Tencent Mobility Limited and the Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited) holds more than 10% of the voting rights of the Company, on the basis that each Share entitles the Shareholder to one vote per Share with respect to shareholder resolutions relating to the Reserved Matters, and is a substantial shareholder of the Company. As Tencent Cloud is a subsidiary of Tencent, Tencent Cloud is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules, thus the Renewed Cloud Services and Technical Services Framework Agreement and the transactions thereunder will constitute connected transactions under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) with respect to the annual caps for the transactions contemplated under the Renewed Cloud Services and Technical Services Framework Agreement will, on an annual basis, be more than 0.1% but less than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, the transactions contemplated under the Renewed Cloud Services and Technical Services Framework Agreement are subject to the annual review, reporting and announcement requirements but are exempt from the circular (including independent financial advice) and shareholders’ approval requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

The following terms shall have the following meanings in this announcement, unless the context otherwise requires:

“ADS(s)”	American Depositary Share(s), each representing one Class A Ordinary Share

“Articles”	the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders on November 1, 2022 and effective on November 1, 2022

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China, and for the purposes of this announcement only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Ordinary Share(s)”	class A ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meetings

“Class B Ordinary Share(s)”	class B ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meetings, save for resolution with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Cloud Services and Technical Services Framework Agreement”	the cloud services and technical services framework agreement entered into between Tuya Information and Tencent Cloud on June 14, 2022

“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“IaaS”	infrastructure as a service, a form of cloud computing that provides virtualized computing resources over the Internet

“Independent Third Party(ies)”	a person or entity which, to the best of our Directors’ knowledge, information, and belief having made all reasonable enquiries, is not a connected person of our Company within the meaning of the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum”	the ninth amended and restated memorandum of association of the Company adopted by a special resolution of the Shareholders on November 1, 2022 and effective on November 1, 2022

“NYSE”	the New York Stock Exchange

“OEM”	original equipment manufacturer

“PaaS”	platform as a service, a category of cloud computing services that provides a platform and environment to allow developers to build applications over the Internet

“Renewed Cloud Services and Technical Services Framework Agreement”	the renewed cloud services and technical services framework agreement entered into between the Tuya Information and Tencent Cloud on December 19, 2024

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Memorandum and Articles of the Company, being (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary liquidation or winding-up of the Company

“RMB”	Renminbi, the lawful currency of China

“SaaS”	software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted and are available to end-users over the Internet

“Shareholder(s)”	holder(s) of Share and, where the context requires, ADS
“Share(s)”	the Class A Ordinary Share(s) and the Class B Ordinary Share(s) in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Tencent”	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (stock code: 700), was incorporated in the Cayman Islands with limited liability and is current listed on the Stock Exchange
“Tencent Cloud”	Tencent Cloud Computing (Beijing) Co., Ltd.* (騰訊雲計算(北京)有限責任公司), a limited company established in the PRC on October 21, 2010, which is a wholly-owned subsidiary of Tencent

“Tencent Group”	Tencent and its subsidiaries

“Tuya Information”	Hangzhou Tuya Information Technology Co., Ltd.* (杭州塗鴉信息技術有限公司), a limited liability company established under the laws of the PRC on December 5, 2014 and a wholly-owned subsidiary of the Company

“%”	per cent

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, December 19, 2024

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

*            For identification purpose only